UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 29, 2026, Mr. Peter Oey was appointed to the Board of Directors (the “Board”) of Horizon Quantum Holdings Ltd. (the “Company”). Mr. Oey will serve as chairman of the audit committee (the “Audit Committee”) and as a member of the compensation committee (the “Compensation Committee”) of the Board. Harry You will remain on the Audit Committee as a member. With Mr. Oey’s appointment, Danielle Lambert, who serves as the chairperson of the nominating & corporate governance committee of the Board, will step down as a member of the Audit and Compensation Committees.

Peter Oey

Mr. Oey serves as Chief Financial Officer of Grab Holdings, Ltd. (“Grab”), a position he has held since April 2020. Mr. Oey actively leads Grab’s financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement efforts. Additionally, Mr. Oey oversees Grab’s legal and corporate finance functions. Prior to joining Grab, Mr. Oey served as Chief Financial Officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, a position he held from December 2014 to April 2020. In addition, between March 2012 and November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Prior to Mylife.com, between December 1996 and March 2012, Mr. Oey served in various capacities at Activision Blizzard, Inc., ultimately achieving the title of Vice President and Corporate Controller. Mr. Oey is a fellow certified practicing accountant registered in Australia and a member of the Institute of Singapore Chartered Accountants. Mr. Oey was selected to serve on the Company’s board of directors because of his broad financial leadership experience and expertise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Horizon Quantum Holdings Ltd.

By:	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer and Chairman

Date: May 4, 2026

2